   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 28, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                               AMENDMENT NO. 4 TO
                                  SCHEDULE TO


                      TENDER OFFER STATEMENT UNDER SECTION
          14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONVERGENT GROUP CORPORATION
                           (Name of Subject Company)

                        CONVERGENT ACQUISITION SUB, INC.
                         CONVERGENT HOLDING CORPORATION
                      SCHLUMBERGER TECHNOLOGY CORPORATION
                              SCHLUMBERGER LIMITED
                        (Name of Filing Person--Offeror)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   21247V 10
                     (CUSIP Number of Class of Securities)
                           --------------------------

                           JEAN CHEVALLIER, PRESIDENT
                         CONVERGENT HOLDING CORPORATION
                            C/O SCHLUMBERGER LIMITED
                    277 PARK AVENUE NEW YORK, NEW YORK 10172
                           TELEPHONE: (212) 350-9400

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                                   COPIES TO:

     RICHARD R. PLUMRIDGE, ESQ.               ILAN S. NISSAN, ESQ.                KEVIN S. CRANDALL, ESQ.
         LEXI METHVIN, ESQ.                DOMINICK P. DECHIARA, ESQ.                HOLLAND & HART LLP
  BROBECK, PHLEGER & HARRISON LLP       O'SULLIVAN GRAEV & KARABELL, LLP           555 SEVENTEENTH STREET
370 INTERLOCKEN BOULEVARD, SUITE 500          30 ROCKEFELLER PLAZA                       SUITE 3200
     BROOMFIELD, COLORADO 80021             NEW YORK, NEW YORK 10112               DENVER, COLORADO 80202
           (303) 410-2000                        (212) 408-2400                        (303) 295-8052

            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)
                           --------------------------

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                    AMOUNT OF FILING FEE
                    $379,416,392(1)                                           $75,884(2)(3)

(1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 47,427,049 shares of common stock, par value $0.001 per share, of Convergent Group Corporation, at a price per share of $8.00 in cash. Such number of shares represents the sum of all of the 43,414,402 outstanding shares and the 4,012,647 outstanding options to acquire shares of Convergent common stock.

(2) Calculated as 1/50th of 1% of the transaction value.

(3) Wired to the SEC's lockbox account on October 26, 2000.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: None                  Filing Parties: Not Applicable

    Form or Registration No.: Not Applicable          Date Filed: Not Applicable

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/  third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/X/  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 27, 2000, as amended, by Convergent Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), Convergent Holding Corporation, a Delaware corporation ("Parent"), Schlumberger Technology Corporation, a Texas corporation ("STC") and Schlumberger Limited, a Netherlands Antilles corporation ("Schlumberger"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of Convergent Group Corporation, a Delaware corporation ("Convergent"), at a purchase price of $8.00 per share, net to seller, less any required withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase, dated October 27, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2) respectively. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated herein by reference in response to all the items on this Schedule TO, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO. All amendments and supplements listed below amend and supplement the Offer to Purchase and the Schedule TO.


ITEMS 1-11


    Items 1-11 of the Schedule TO are hereby amended and supplemented to include the following information: On November 28, 2000, Schlumberger and Convergent issued a press release announcing that Purchaser had accepted for purchase and payment 29,871,478 of the issued and outstanding shares of common stock of Convergent pursuant to the offer. After giving effect to the purchase of the tendered shares, Schlumberger, Parent and STC will beneficially own approximately 94% of the issued and outstanding shares of Convergent common stock. A copy of the press release is filed as exhibit (a)(11) hereto and is hereby incorporated by reference.


ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:


    (a)(11) Joint Press Release issued by Schlumberger Limited and Convergent Group Corporation on November 28, 2000.

                                   SIGNATURE

    After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: November 28, 2000


CONVERGENT ACQUISITION SUB, INC.               CONVERGENT HOLDING CORPORATION

By: /s/ JEAN CHEVALLIER                        By: /s/ JEAN CHEVALLIER
Name: Jean Chevallier                          Name: Jean Chevallier
Title: President                               Title: President

SCHLUMBERGER TECHNOLOGY CORPORATION            SCHLUMBERGER LIMITED

By: /s/ JEAN CHEVALLIER                        By: /s/ JAMES L. GUNDERSON
Name: Jean Chevallier                          Name: James L. Gunderson
Title: Attorney-In-Fact                        Title: Secretary and General Counsel